Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

07020073

Randers, 21 December 2006
Stock exchange announcement No. 53/2006

Vestas receives order for 180 MW offshore wind power plant in the United Kingdom

Vestas has received an order for an offshore wind power plant with a total capacity of 180 MW. The project consists of 60 units of the V90-3.0 MW wind turbine, and the wind power plant will be located on the Robin Rigg Sandbank within the Scottish waters of the Solway Firth, around 9 km off the Scottish coast.

The order has been placed by E.ON UK Renewables and comprises supply and installation of the wind turbines as well as a 5-year operation and maintenance contract. The customer is responsible for the supply of foundations and offshore and onshore cables with substation on land.

"We are very pleased that one of Europe's largest utilities has chosen Vestas as supplier for their offshore wind power plant," says Anders Søe-Jensen, President of Vestas Offshore A/S and continues: *"We have been through long and difficult negotiations, and the fact that a top professional organisation like E.ON again has chosen to expand their power mix with offshore wind energy is seen as a positive commitment towards wind energy."*

Delivery and installation is expected to take place during 2008, and the wind power plant is expected to be completed in the spring of 2009.

"By having a diverse mix of power sources, which includes new gas- and cleaner coal-fired power stations as well as large scale renewables such as Robin Rigg, we also have the best chance to keep energy as affordable as possible for our customers," says Dr Golby, Chief Executive of E.ON UK.

The above order does not affect the Vestas Group's expectations for 2006 and 2007 cf. Stock exchange announcement No 49/2006 of 22 November 2006.

Any questions may be addressed to Anders Søe-Jensen, President of Vestas Offshore A/S, telephone +45 9730 5000 or to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

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